Via Facsimile and U.S. Mail
Mail Stop 4720

November 13, 2009

Dr. Helmut Perlet
Chief Financial Officer
Allianz SE
Koeniginstrasse 28,
80802 Munich
Federal Republic of Germany

**Re: Allianz SE
        Form 20-F for the Year Ended December 31, 2008
        Filed on April 1, 2009
        File No. 001-15154**

Dear Dr. Perlet:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief